Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE MONTHS ENDED
MARCH 31, 2022

TABLE OF CONTENTS
Q1 2022 PERFORMANCE HIGHLIGHTS	2
ABOUT DENISON	3
RESULTS OF OPERATIONS	4
Wheeler River Uranium Project	6
LIQUIDITY AND CAPITAL RESOURCES	15
OUTLOOK FOR 2022	19
ADDITIONAL INFORMATION	20
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	21

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 4, 2022 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three months ended March 31, 2022. The unaudited interim condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’), including IAS 34, Interim Financial Reporting. Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2021. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2022 PERFORMANCE HIGHLIGHTS

■
Commenced the 2022 In Situ Recovery (‘ISR’) field program at the Phoenix uranium deposit (‘Phoenix’)

The Company’s ambitious 2022 evaluation plan for the Wheeler River Project (‘Wheeler River’ or the ‘Project’) is designed to further de-risk the technical elements of the Phoenix ISR project ahead of the completion of the Feasibility Study (‘FS’) initiated for the project in late 2021. Key to the 2022 plan is the completion of additional field programs (the ‘2022 Field Program’), including the installation of additional PQ test wells in multiple three-spot test patterns to be used to assess the ISR mining conditions in additional areas of the Phoenix deposit, as well as the completion of a Feasibility Field Test (‘FFT’). Efforts in support of the 2022 Field Program commenced in the first quarter, including initial mobilization of necessary equipment to the Wheeler River site, the collaring of the PQ wells, and the drilling of six of the nine planned PQ wells.

■
Obtained regulatory approval for the expansion of the McClean Lake Tailings Management Facility (‘TMF’)

In January 2022, the Canadian Nuclear Safety Commission (‘CNSC’) approved an amendment to the operating license for the McClean Lake Joint Venture (‘MLJV’) and Midwest Joint Venture (‘MWJV’) operations, which allows for the expansion of the McClean Lake TMF, along with the associated revised Preliminary Decommissioning Plan (‘PDP’) and cost estimate. The McClean Lake mill is a strategically significant asset in the Athabasca Basin region and the approval of the TMF expansion ensures the facility will be well positioned to serve as a regional milling centre for current and future uranium mining projects in the eastern portion of the Athabasca Basin for many years to come.

As a result of the updated PDP, the Company’s pro rata share of the financial assurances required to be provided to the Province of Saskatchewan has decreased from $24,135,000 to $22,972,000. Accordingly, subsequent to quarter end, the pledged amount of cash required under the 2022 Facility has been decreased to $7,972,000, and the Company’s additional cash collateral of $135,000 has been released – resulting in the return of $1,163,000 in previously restricted cash to the Company. Additionally, the Company’s reclamation obligation has been updated to reflect the PDP, as well as other relevant estimates, resulting in a decrease in the obligation of $3,303,000.

■
Discovered high-grade uranium mineralization at 24.68% owned Waterfound River Joint Venture (‘Waterfound’)

In March 2022, multiple new high-grade intercepts of unconformity-hosted uranium mineralization were discovered in the final three drill holes completed during the winter 2022 exploration program at Waterfound. The results were highlighted by drill hole WF-68, which returned a broad zone of uranium mineralization, including a peak interval of 5.91% eU3O8 over 3.9 metres (0.05% eU3O8 cut-off) with a sub-interval grading 25.30% eU3O8 over 0.7 m, located approximately 800 metres west, along the La Rocque Conductive Corridor, of the previously discovered high-grade mineralization (including 4.49% U3O8 over 10.53 metres) at the Alligator Zone. The newly identified mineralization remains open along strike in both directions and additional drilling to test the extent of mineralization is expected to be completed during the planned summer exploration drilling program.

■
Received US$2.1 million from Uranium Industry a.s (“UI”) pursuant to new Repayment Agreement

During the first quarter of 2022, the Company received US$2.1 million from UI pursuant to the terms of a Repayment Agreement that was executed in January 2022. Under the Repayment Agreement, UI has agreed to make scheduled payments on account of an arbitration award in favour of Denison (with respect to the arbitration proceedings between the Company and UI related to the 2015 sale by Denison to UI of its mining assets and operations located in Mongolia), plus additional interest and fees. The total amount due to Denison under the Repayment Agreement, including amounts already received in 2022, is approximately US$16 million, which is payable over a series of quarterly installments and annual milestone payments ending on December 31, 2025.

■
Welcomed new additions to the Board of Directors and the Management Team

In January 2022, Ms. Laurie Sterritt was appointed to Denison’s Board of Directors and Mr. Kevin Himbeault was appointed to the position of Vice President of Plant Operations & Regulatory Affairs. Ms. Sterritt has over 25 years of experience in the fields of Indigenous, government, and community relations, is a member of the Kispiox Band of the Gitxsan Nation, and is a Partner at Leaders International, an executive search firm in Canada. Mr. Himbeault has over 25 years of diverse involvement in the mining industry, including an 18-year career with Cameco Corporation (‘Cameco’) where he most recently held the position of Operations Manager for the Key Lake mill. Mr. Himbeault will be tasked with oversight of all matters related to process plant operations and regulatory affairs for Denison.

MANAGEMENT’S DISCUSSION & ANALYSIS

Additionally, in February 2022, Mr. Yun Chang Jeong joined the Board of Directors as a nominee of Korea Hydro Nuclear Power (‘KHNP’) pursuant to the KHNP Strategic Relationship Agreement (‘KHNP SRA’). Mr. Jeong currently serves as the General Manager of the Nuclear Fuel Supply Section of KHNP, and fills the vacancy on Denison’s Board created by the resignation of KHNP’s previous nominee, Mr. Jun Gon Kim.

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. A Pre-Feasibility Study (‘PFS’) was completed for Wheeler River in late 2018, considering the potential economic merit of developing Phoenix as an ISR operation and the Gryphon deposit as a conventional underground mining operation. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement (see RESULTS OF OPERATIONS below for more details), plus a 25.17% interest in the Midwest Main and Midwest A deposits and a 66.90% interest in the Tthe Heldeth Túé (‘THT,’ formerly J Zone) and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

Through its 50% ownership of Japan (Canada) Exploration Company, Ltd (‘JCU’), Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8123%) and Christie Lake (JCU, 34.4508%).

Denison’s exploration portfolio includes further interests in properties covering approximately 297,000 hectares in the Athabasca Basin region.

Denison is also engaged in mine decommissioning and environmental services through its Closed Mines group, which manages Denison’s Elliot Lake reclamation projects and provides third-party post-closure mine care and maintenance services.

SELECTED FINANCIAL INFORMATION
(in thousands)	As at March 31, 2022	As at December 31, 2021

Financial Position:
Cash and cash equivalents	$65,290	$63,998
Working capital(1)	$77,960	$76,785
Investments in uranium	$180,870	$133,114
Property, plant and equipment	$253,377	$254,462
Total assets	$562,698	$510,284
Total long-term liabilities(2)	$71,625	$97,242

(1)
Working capital is a non-IFRS financial measure and is calculated as the value of current assets less the value of current liabilities, excluding non-cash current liabilities (i.e., working capital at March 21, 2022 excludes $27,755 in non-cash current liabilities from the current portion of deferred revenue, warrants on investments, and share purchase warrant liabilities). At March 31, 2022, the Company’s working capital includes $18,615,000 in portfolio investment (December 31, 2021 – $14,437,000 in portfolio investments).
(2)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income tax liabilities.

MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION

	2022	2021	2021	2021
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2

Total revenues	$4,125	$3,337	$9,541	$4,626
Net earnings (loss)	$42,623	$(2,648)	$32,866	$(2,357)
Basic and diluted earnings (loss) per share	$0.05	$(0.01)	$0.04	$(0.00)

	2021	2020	2020	2020
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2

Total revenues	$2,496	$4,094	$2,743	$2,926
Net loss	$(8,884)	$(3,095)	$(5,482)	$(1,043)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.00)

Significant items causing variations in quarterly results

●
The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake mill, as well as changes to the estimated mineral resources of the Cigar Lake mine. Toll milling at McClean Lake was suspended during the first and beginning of the second quarters of 2021, due to the suspension of mining at the Cigar Lake mine as a result of the COVID-19 pandemic (‘COVID-19’). See RESULTS OF OPERATIONS below for further details.
●
Revenues from the Closed Mines group fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
●
Operating expenses fluctuate due to the timing of projects at both the MLJV and the Closed Mines group, which vary throughout the year in the normal course of business.
●
Exploration expenses are generally largest in the first and third quarters, due to the timing of the winter and summer exploration seasons in northern Saskatchewan. However, the 2021 summer exploration program commenced in mid-September and continued into the fourth quarter of 2021 due to the timing of the 2021 ISR field program.
●
Other income and expense fluctuates due to changes in the fair value of the Company’s portfolio investments, share purchase warrants, and uranium investments, all of which are recorded at fair value through profit or loss and are subject to fluctuations in the underlying share / commodity price. The Company’s uranium investments and certain of its share purchase warrants are also subject to fluctuations in the US dollar to Canadian dollar exchange rate.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below where applicable.

RESULTS OF OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada Inc. (‘Orano Canada’) with a 77.5% interest and Denison with a 22.5% interest.

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC (‘APG’) and one of its wholly owned subsidiaries (the ‘APG Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The APG Arrangement consists of certain contractual obligations of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment was accounted for as deferred revenue.

MANAGEMENT’S DISCUSSION & ANALYSIS

In response to the COVID-19 pandemic, the CLJV temporarily suspended production at the Cigar Lake mine from the end of March 2020 until September 2020, and then again from the end of December 2020 until April 2021. The MLJV temporarily suspended operations at the mill for the duration of the CLJV shutdowns. As noted above, Denison sold the toll milling revenue to be earned from the processing of the Cigar Lake ore pursuant to the APG Arrangement. While the temporary suspension of operations at the McClean Lake mill resulted in a decrease in revenue recognized by Denison, the impact was non-cash and was limited to a reduction in the drawdown of the Company’s deferred revenue balance.

During the three months ended March 31, 2022, the McClean Lake mill processed 3.7 million pounds U3O8 for the CLJV (March 31, 2021 – nil pounds U3O8 ) and Denison recorded toll milling revenue of $2,471,000 (March 31, 2021 – $137,000). The increase in toll milling revenue in the current quarter, as compared to the prior year, is due to the temporary shutdown of the mill in the prior year in response to the COVID-19 pandemic. Additionally, a $1,444,000 non-cash cumulative accounting adjustment was recorded in the current quarter, which was predominantly driven by a change in the estimated timing of the milling of the Cigar Lake ore following an announcement from the operators of the Cigar Lake mine that mine production would be reduced from previous planned amounts of 18 million pounds U3O8 per year to 15 million pounds U3O8 per year in 2022 and 2023, and then to 13.5 million pounds U3O8 per year thereafter. Under IFRS 15, Revenue from Contracts with Customers, the change in the estimated timing of the toll milling of the CLJV ores resulted in an increase to the implied financing component of the toll milling transaction, thus increasing the total deferred revenue to be recognized over the life of the toll milling contract as well as the deferred revenue drawdown rate. The updated drawdown rate has been applied retrospectively to all pounds produced for the CLJV since the inception of the APG arrangement in July 2016, resulting in the current period true-up.

During the three months ended March 31, 2022, the Company also recorded accounting accretion expense of $442,000 on the toll milling deferred revenue balance (March 31, 2021 – $754,000). While the annual accretion expense will decrease over the life of the contract as the deferred revenue liability decreases over time, the decrease in accretion expense in the first quarter of 2022, as compared to the prior year, was predominantly due a $297,000 true up recorded to reduce the life-to-date accretion expense recognized due to the change in timing in the estimated CLJV toll milling activities discussed above.

Closed Mine Services

Post-closure mine care and maintenance services are provided through Denison’s Closed Mines group, which has provided long-term care and maintenance for closed mine sites since 1997. With offices in Ontario and Quebec, the Closed Mines group manages Denison’s Elliot Lake reclamation projects and provides related services for certain third-party projects.

Revenue from Closed Mines services during the three months ended March 31, 2022 was $1,654,000 (March 31, 2021 - $1,744,000). The decrease in revenue in the first quarter of 2022, as compared to 2021, was due to a customer contract that was not renewed for 2022.

Management Services Agreement with UPC

Prior to July 19, 2021, Denison provided general administrative and management services to Uranium Participation Corp. (‘UPC’), for which Denison earned management fees and commissions on the purchase and sale of uranium holdings. In April 2021, UPC announced that it had entered into an agreement with Sprott Asset Management LP (‘Sprott’) to convert UPC into the Sprott Physical Uranium Trust. This transaction closed on July 19, 2021, and the management services agreement (‘MSA’) between Denison and UPC was terminated. Accordingly, the Company had no revenue from UPC in 2022 (March 31, 2021 - $615,000).

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, as well as cost of sales related to the sale of uranium, when applicable. Operating expenses in the three months ended March 31, 2022 were $725,000 (March 31, 2021 – $295,000).

Included in operating costs is depreciation expense relating to the McClean Lake mill of $625,000 (March 31, 2021 - $nil), as a result of processing approximately 3.7 million pounds U3O8 for the CLJV (March 31, 2021 – nil pounds U3O8).

MANAGEMENT’S DISCUSSION & ANALYSIS

Closed Mine Services

Operating expenses during the three months ended March 31, 2022 totaled $1,656,000 (March 31, 2021 - $1,593,000). The expenses relate primarily to care and maintenance services provided to clients, and include labour and other costs. The increase in operating expenses in the current period, as compared to the prior year, is predominantly due to increased activity at certain care and maintenance sites.

MINERAL PROPERTY EVALUATION

During the first quarter of 2022, Denison’s share of evaluation expenditures was $4,465,000 (March 31, 2021 –$2,761,000). The increase in evaluation expenditures, compared to the prior period, was due to an increase in Wheeler River evaluation activities, including the commencement of the 2022 Field Program.

The following table summarizes the evaluation activities completed during the first quarter of 2022.

PROJECT EVALUATION ACTIVITIES
Property	Denison’s ownership(1)	Evaluation drilling(2)	Other activities
Wheeler River	95%	2,509.9 metres (6 PQ Wells)	ISR Field Testing, Engineering, Metallurgical testing, Environmental and Sustainability activities

Notes:
(1) The Company’s effective ownership interest as at March 31, 2022, including the indirect 5% ownership interest held through JCU.
(2) Evaluation drilling includes diamond drilling of new PQ-diameter drill holes for the purposes of further evaluation of the ISR mining conditions at Phoenix. Amounts include total evaluation metres drilled in completed holes, and total number of holes completed.

Wheeler River Uranium Project

A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation.

Further details regarding Wheeler River, including the estimated mineral reserves and resources, are provided in the Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of the PFS Technical Report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

Given the social, financial and market disruptions experienced from the onset of the COVID-19 pandemic in early 2020, Denison temporarily suspended certain activities at Wheeler River, including programs on the critical path to achieving the project development schedule outlined in the PFS such as the EA program. The Company is not currently able to estimate the impact to the project development schedule outlined in the PFS, and users are cautioned that the estimates provided therein regarding the start of pre-production activities in 2021 and first production in 2024 should not be relied upon.

MANAGEMENT’S DISCUSSION & ANALYSIS

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

Evaluation Program

Denison’s 2022 evaluation plans for Wheeler River reflect an ambitious program designed to further de-risk the technical elements of the Phoenix ISR project ahead of the completion of the Feasibility Study (‘FS’) initiated for the project in late 2021. Activities planned for 2022 include (1) completing additional field programs (‘2022 Field Program’) plus a FFT, as well as (2) advancing the completion of the FS, (3) completing various environmental assessment scopes and submitting a draft Environmental Impact Statement (‘EIS’) to applicable regulators, (4) initiating activities required to license and permit construction of the proposed Phoenix ISR operation, and (5) advancing Impact Benefit Agreement (‘IBA’) negotiations with interested parties.

During the first quarter of 2022, Denison’s share of evaluation costs at Wheeler River was $4,454,000 (March 31, 2021 – $2,678,000).

Engineering Activities

Efforts in support of the 2022 Field Program commenced in the first quarter, including initial mobilization of necessary equipment to the Wheeler River site, which was completed in February. Generally, the 2022 ISR Field Program is expected to involve the following components:

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Installation of additional PQ test wells in multiple three-spot test-patterns:

The test wells will be installed in three discrete three-spot clusters located in planned mining Phases 1, 2 and 4 of the Phoenix deposit (the ‘Three-Spot Test Patterns’). Each Three-Spot Test Patterns has been designed to facilitate the further evaluation of the ISR mining conditions within additional areas / phases of the deposit that have not been previously evaluated. The results of these evaluations are expected to be incorporated into detailed mine planning efforts as part of the ongoing FS for the Project.

●
Extensive Hydrogeologic Testing:

Additional hydrogeologic tests are planned to be completed during the 2022 Field Program following the successful installation of the PQ wells. The test work will further evaluate the defined hydrogeological units within the ore zone, as well as the sweep efficiency of the deposit. These tests are expected to provide a more complete understanding of the hydrogeological characteristics throughout Phase 1 in order to support the design of the FFT, which is discussed in more detail below.

●
Substantial Borehole Geophysics Program:

Detailed borehole geophysics testing will also be performed, including hydrophysics, cross-hole seismic and standard geophysical surveys. The test work will be conducted within the new Three-Spot Test Patterns and the five commercial scale wells (‘CSWs’) previously installed in 2021, in order to evaluate vertical and horizontal flow profiling for sweep efficiency calculations to be incorporated into the mine planning associated with the ongoing FS.

During the first quarter, 2022 Field Program activities included site preparation, as well as the mobilization of drill crews to site and the commencement of the PQ drilling. The collaring of the PQ wells was completed in February, and six of the nine planned PQ wells were successfully drilled to target depths and cased with temporary well materials during the quarter.

Metallurgical Testing

Metallurgical test work supporting the FS continued in the first quarter of 2022 with SRC Laboratories in Saskatoon (‘SRC’), including:

●
Core leach tests

The core leach tests are specialized tests utilizing intact mineralized core samples representative of the in-situ conditions at Phoenix and designed to evaluate uranium recovery specifically for the ISR mining method.

Since the re-start of the test program in early 2021, test work has been performed on six representative core samples, which have successfully demonstrated head grades well above PFS targets, allowing the ISR plant feed uranium head grade target to increase by 50% from PFS target of 10 grams per litre (‘g/L’) to 15g/L (see Denison press release dated August 4, 2021). Accordingly, the Company’s plans for the remaining metallurgical test work, including the bench-scale tests of the unit operations for the processing plant have been updated to reflect an assumed uranium bearing solution (‘UBS’) head-grade recovered from the wellfield of 15g/L.

During the first quarter of 2022, a new core leach test was initiated to simulate the field conditions seen during the ion tracer field test that was completed in 2021. Initial results from this test show that after the injection of less than three pore volumes of low-pH mining solution, the extracted uranium head grade is approaching 30 g/L, further supporting the target UBS head-grade of 15g/L.

●
Plant bench testing

Current testing efforts are focused on optimizing the ISR process plant design and associated infrastructure. A Best Achievable Technology (‘BAT’) study is underway with Wood PLC for water treatment optimization. In addition, solids waste characterization, which is required for the Environmental Assessment (‘EA’) and the FS, is being finalized.

●
Remediation Tests:

During the first quarter of 2022, laboratory reclamation testing continued, assessing the most efficient approach to flush and/or neutralize the low-pH mining solution planned for mining the Phoenix deposit. The results of these test are intended to inform the remediation modeling required for the EA and FS.

MANAGEMENT’S DISCUSSION & ANALYSIS

Feasibility Field Test

The FFT is intended to provide further verification of the permeability, leachability, and containment parameters needed for the successful application of the ISR mining method at Phoenix. Initial planning for the FFT includes the use of a portion of the five-spot CSW test pattern installed in Phase 1 of Phoenix during 2021.

During the first quarter of 2022, permitting activities in support of the FFT have advanced, as well as procurement activities for mechanical and electrical equipment required for the test. The test is currently scheduled for completion by Q4 2022, with decommissioning and reclamation activities planned for 2023.

Feasibility Study

In the third quarter of 2021, Denison announced the decision of the WRJV to advance the ISR mining operation proposed for Phoenix to the FS stage and the selection of Wood PLC as independent Lead Author.

In the first quarter of 2022, FS efforts are progressing with the development of the Phoenix ISR production model and a 3D process plant model supported by the various technical test programs that are in progress.

The completion of the FS is a critical step in the progression of the Project and is intended to advance de-risking efforts to the point where the Company and the WRJV will be able to make a definitive development decision. Key objectives of the FS include:

●
Environmental Stewardship:

Extensive planning and technical work undertaken as part of the ongoing EA, including applicable feedback from consultation efforts with various interested parties, is expected to be incorporated into the FS project designs to support our aspiration of achieving a superior standard of environmental stewardship that meets and exceeds the anticipated environmental expectations of regulators and aligns with the interests of local Indigenous communities.

●
Updated Estimate of Mineral Resources:

Mineral resources for Phoenix were last estimated in 2018. Since then, additional drilling has been completed in and around the Phoenix deposit as part of various ISR field tests, including drill hole GWR-045 and GWR-049 (see new releases dated February 16, 2022 and July 29, 2021), and exploration drilling; it is anticipated that an updated mineral resource estimate will form the basis for mine planning in the FS.

●
Mine Design Optimization:

FS mine design is expected to reflect the decision to adopt a freeze wall configuration for containment of the ISR well field (see news release dated December 1, 2020), as well as the results from multiple field test programs and extensive hydrogeological modelling exercises, which have provided various opportunities to optimize other elements of the Project – including well pattern designs, permeability enhancement strategies, and both construction and production schedules.

●
Processing Plant Optimization:

FS process plant design is expected to reflect the decision to increase the ISR mining uranium head-grade to 15 g/L (see news release dated August 4, 2021), as well as the results from extensive metallurgical laboratory studies designed to optimize the mineral processing aspects of the Project.

●
Class 3 Capital Cost Estimate:

The FS is also intended to provide the level of engineering design necessary to support a Class 3 capital cost estimate (AACE international standard with an accuracy of -15% /+25%), which is expected to provide a basis to confirm the economic potential of the Project highlighted in the PFS completed in 2018.

Environmental and Sustainability Activities

Environmental Assessment Activities

Work in the first quarter of 2022 focused on the completion of risk assessment models required for the EA, including those related to air quality, hydrogeology, human health, and ecological components. These risk assessment models will be used to further progress the draft EIS.

MANAGEMENT’S DISCUSSION & ANALYSIS

In addition, during the quarter Denison received reports prepared by several Indigenous Communities of Interest, along with consent to utilize the information received in preparation of the draft EIS for the Wheeler River Project. The information is valuable to support the determination of potential effects of the Project on Indigenous land users and local communities in relation to traditional land use, socio-economic factors, and quality of life.

Regulatory Applications

In early March 2022, Denison submitted an application to the Saskatchewan Ministry of Environment to construct and operate a pollutant control facility in connection with the planned FFT. The submission followed a Denison-led review and comment process carried out with several communities of interest. The Company is also working with the CNSC in order to determine whether a Nuclear Substance and Radiation Device License will be required in order to complete the FFT.

Community Engagement Activities

During the first quarter of 2022, Denison continued working with several Indigenous communities of interest towards formalizing structures related to community development and benefits, environmental protection and monitoring, as well as a sustainable and predictable consultation and engagement process.

MINERAL PROPERTY EXPLORATION

During the first quarter of 2022, Denison’s share of exploration expenditures was $2,566,000, (March 31, 2021 –$1,348,000). The increase in exploration expenditures compared to the prior year was due to an increase in winter exploration activities.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending typically higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October).

The following table summarizes the exploration activities completed during the first quarter of 2022. The exploration drilling relates to the winter drilling programs at Ford Lake, and at three of the Company’s non-operated properties.

EXPLORATION & EVALUATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)(1)	Other activities
Crawford Lake	100.00%	-	Geophysical Survey
Ford Lake	100.00%	3,341 (7 holes)	-
Moon Lake South	75.00%	-	Geophysical Survey
Waterbury	66.90%	-	Geophysical Survey
McClean Lake	22.50%	5,862 (23 holes)	-
Midwest	25.17%	-	Geophysical Survey
Waterfound	24.68%(2)	3,175 (6 holes)	Geophysical Survey
Wolly	21.32%(3)	2,037 (9 holes)	Geophysical Survey

Total		14,415 (45 holes)

(1)
The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.
(2)
Denison’s effective ownership interest as at March 31, 2022, including the indirect 12.9% ownership interest held through the JCU.
(3)
Represents Denison’s ownership position at December 31, 2021. Denison has elected not to fund its 21.32% share of the 2022 exploration program implemented by the operator, Orano Canada. Accordingly, Denison’s ownership share will decrease.

The Company’s land position in the Athabasca Basin, as of March 31, 2022, is illustrated in the figure below. The Company’s Athabasca land package did not change during the first quarter of 2022, remaining at 296,661 hectares (211 claims). The land position reported by the Company excludes the land positions held by JCU.

MANAGEMENT’S DISCUSSION & ANALYSIS

Wheeler River Exploration

Denison’s share of exploration costs at Wheeler River was $111,000 during the quarter ended March 31, 2022 (March 31, 2021 – $260,000).

Exploration field work at Wheeler River is planned to begin late in the second quarter of 2022. During the three months ended March 31, 2022, exploration work related to Wheeler River included desktop analysis and interpretation of the results of the 2021 exploration program and the initiation of detailed planning of the 2022 exploration drilling program. – which is expected to include an estimated 6,700 metres in approximately 13 drill holes. The program is currently expected to be focused at the M Zone and Gryphon South target areas, where previous exploration drilling in each area had identified alteration, elevated radioactivity, and geochemical enrichment that may indicate a potentially mineralizing system.

Exploration Pipeline Properties

During the first quarter of 2022, eight exploration field programs were carried out at Denison’s pipeline properties (four operated by Denison) and Denison’s share of exploration costs for these properties was $2,288,000 during the three months ended March 31, 2022 (March 31, 2021 - $850,000).

In addition, planning for property-scale Z-Tipper Axis Electromagnetic (‘ZTEM’) surveys at the Company’s Johnston Lake, Candle, and Darby properties was completed during the first quarter. The surveys are planned for completion during the second quarter.

The Company continues to review, prioritize and rationalize its Athabasca Basin exploration portfolio with the objective of continuing to explore its highest priority projects, with the potential to deliver significant and meaningful new discoveries.

MANAGEMENT’S DISCUSSION & ANALYSIS

Ford Lake

The Ford Lake property is located in the southeastern part of the Athabasca Basin, approximately 25 km northwest of Cameco’s Key Lake Operation. During the first quarter of 2022, the Company completed the 2022 Ford Lake exploration drilling program, consisting of 7 holes totaling 3,341 metres, testing conductivity targets outlined by the 2021 SML EM survey. Drilling successfully explained the northern conductor interpreted from the 2021 SML EM survey, intersecting graphitic semi-brittle faulting on several fences. The 2022 drilling program was highlighted by hole FD-22-10, which encountered low grade uranium mineralization grading 0.08% eU3O8 over 0.4 metres, hosted directly below the unconformity within a clay fault gouge. Indicative structure, alteration, and elevated radioactivity were encountered in five of the six other drill holes completed during the program. Assay results are pending.

Moon Lake South

During the first quarter of 2022 a six line Stepwise Moving Loop EM (‘SWML EM’) survey was completed at Moon Lake South. The survey, which focused on resolving the position of the CR-3 conductor, was designed to fill in the widely spaced lines that were surveyed as part of the 2020 SWML EM survey. Modelling and interpretation of the 2022 survey results are expected to be completed in the second quarter of 2022.

Waterbury

During the first quarter of 2022, a SML EM survey was completed on the Company’s Waterbury property to evaluate the interpreted southwest extension of the Midwest structural corridor onto claim S-107359 at the southern end of the Waterbury property. The Midwest structural corridor hosts the Midwest Main and Midwest A orebodies and is structurally related to the THT, Rough Rider and Huskie deposits.

McClean Lake

The McClean Lake property is operated by Orano Canada and is host to the McClean mill and several unmined uranium deposits, including Caribou, Sue D, Sue E (partially mined out) and the McClean North and South pods. A diamond drilling program consisting of 23 drill holes totaling 5,862 metres was recently completed at McClean Lake.

The 2022 exploration diamond drilling program was designed to test for the potential expansion of the high-grade mineralization discovered in 2021 between the 8W and 8E pods along the McClean South conductor in drill hole MCS-34 (8.67% U3O8 over 13.5 metres), as well as to test for new mineralization in the surrounding area.

Eleven of the 23 holes that were drilled this winter returned radiometric equivalent grades exceeding 0.05% eU (0.059% eU3O8). Drilling in the vicinity of 2021 drill hole MCS-34 extended the total strike length of the new mineralized pod to approximately 120 metres. The highlight of the 2022 program was MCS-58, which intersected high-grade unconformity associated mineralization grading 3.01% eU3O8 over 9.6 metres, located approximately 50 metres along strike to the east of MCS-34, and offset to the south by approximately 25 metres. Additional drilling is required to determine how the mineralization identified in MCS-58 relates to previously known mineralization in the ‘new’ pod, and in the Mc Clean South 8E pod.

For more information regarding the use of radiometric equivalent grades and sampling procedures at McClean Lake, see Denison’s 2021 Annual Information Form, dated March 25, 2022. Assays for the 2022 McClean Lake exploration drill program are pending.

Midwest

The Midwest property is operated by Orano Canada and is host to the high-grade Midwest Main and Midwest A uranium deposits which lie along strike and within six kilometres of the THT and Huskie deposits on Denison’s 66.90% owned Waterbury Lake project. The Midwest and Waterbury deposits are all located in close proximity to existing uranium mining and milling infrastructure – including provincial highways, powerlines, and Denison’s 22.5% owned McClean Lake mill.

The 2022 Midwest exploration program consisted of a two-line Moving Loop Transient Electromagnetic (‘ML-TEM’) survey, designed to better define the Midwest conductor north of the Midwest A deposit, where there is an apparent 500 metre dextral shift of the conductor. The field component of the program is complete, with a total of 4.0 km of ML-TEM data collected during the survey. Modelling and interpretation of the survey results are in progress.

MANAGEMENT’S DISCUSSION & ANALYSIS

Waterfound

The Waterfound River project is operated by Orano Canada. Denison has an effective 24.68% ownership interest in the project.

The 2022 exploration program was designed to test for the potential expansion of previously discovered mineralization in the Alligator Zone, as well as to test for new mineralization in the surrounding area along the La Rocque conductive corridor. In March 2022, Denison reported the discovery of multiple new high-grade intercepts of unconformity-hosted uranium mineralization in the final three drill holes completed during the winter 2022 exploration program at Waterfound. The results were highlighted by drill hole WF-68, which returned a broad zone of uranium mineralization, including a peak interval of 5.91% eU3O8 over 3.9 metres (0.05% eU3O8 cut-off) with a sub-interval grading of 25.30% eU3O8 over 0.7 m, located approximately 800 metres west, along the La Rocque Conductive Corridor, of the previously discovered high-grade mineralization (including 4.49% eU3O8 over 10.53 metres) at the Alligator Zone. The newly identified mineralization remains open along strike in both directions and additional drilling to test the extent of mineralization is expected to be completed during the planned summer exploration drilling program.

For more information regarding the use of radiometric equivalent grades and sampling procedures at Waterfound, see Denison’s press release dated March 29, 2022. Assay results for the 2022 winter program are pending.

Wolly

The Wolly project is operated by Orano Canada. The recently completed 2022 Wolly exploration drilling program consisted of 2,037 metres of diamond drilling in nine completed drill holes. Drilling was focused on two target areas: Geneva and Rainbow North. Elevated radioactivity and alteration indicative of a potentially mineralizing system were encountered in both areas. Assay results for the 2022 program are pending. Denison has elected not to fund the 2022 exploration program at Wolly and as a result the Company’s ownership interest will decrease.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $4,064,000 during the three months ended March 31, 2022 (March 31, 2021 - $2,625,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, general and administrative related project costs, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during the first quarter of 2022 was predominantly driven by an increase in employee costs due to an increase in headcount, an increase in non-cash share-based compensation expense driven by the impact of the Company’s increased share price and share price volatility on the valuation of share-based compensation awarded in late March 2021, as well as an increase in cash bonus expense.

OTHER INCOME AND EXPENSES

During the three months ended March 31, 2022, the Company recognized net other income of $52,645,000 (March 31, 2021 – net other expense of $2,041,000).

The main drivers of other income/expense are as follows:

Fair value gains or losses on uranium investments

During 2021, the Company acquired 2,500,000 pounds of U3O8 for an aggregate purchase price of $91,674,000 (weighted average cost of $36.67 (US$29.66) per pound U3O8 including purchase commissions of $0.05 (US$0.04) per pound U3O8) to be held as a long-term investment to strengthen the Company’s balance sheet and potentially enhance its ability to access future project financing in support of the future advancement and/or construction of Wheeler River. Given that this material is held for long-term capital appreciation, the Company’s holdings are measured at fair value, with changes in fair value between reporting dates recorded through profit and loss. During the first quarter of 2022, the spot price of U3O8 increased from $53.25 (US$42.00) per pound U3O8 as December 31, 2021, to $72.35 (US$57.90) per pound U3O8, at March 31, 2022, resulting in a fair value of the Company’s uranium investments of $180,870,000 and mark-to-market gains for the three months ended March 31, 2022 of $47,756,000 (March 31, 2021 - $nil).

Fair value gains or losses on portfolio investments

During the three months ended March 31, 2022, the Company recognized gains on portfolio investments carried at fair value of $4,275,000 (March 31, 2021 – loss of $91,000). Gains and losses on investments carried at fair value are determined by reference to the closing share price of the related investee at the end of the period, or, as applicable, immediately prior to disposal.

MANAGEMENT’S DISCUSSION & ANALYSIS

Fair value gains or losses on warrants on investments

In October 2021, the Company sold (1) 32,500,000 common shares of GoviEx and (2) 32,500,000 GoviEx Warrants (‘GoviEx Warrants’) for combined gross proceeds of $15,600,000. The gross proceeds were allocated to the GoviEx shares and GoviEx Warrants based on their relative fair values at the time of sale, resulting in allocated proceeds of $12,826,000 for the share sale and $2,774,000 for the GoviEx Warrants. The original cost of the shares was $2,698,000.

The GoviEx Warrants entitle the holder to acquire from Denison one common share of GoviEx owned by Denison for $0.80 during the 18 month life of the warrant (until April 2023) and are accounted for as a derivative liability. At each period end until the GoviEx Warrants are exercised or expire the warrants are revalued and the revaluation gains and losses are recorded in other income and expense.

During the three months ended March 31, 2022, the Company recorded a fair value loss on the GoviEx Warrants of $1,138,000 (March 31, 2021 - $nil). The fair value loss is predominantly driven by an increase in share price of GoviEx from the prior period end.

Fair value gains or losses on share purchase warrants

In February and March 2021, Denison completed two equity offerings involving the issuance of units, which were comprised of one common share and one half of a common share purchase warrant. Each full warrant entitles the holder to acquire one common share of the Company at a pre-determined exercise price for 24 months after issuance. The exercise prices for the share purchase warrants are denominated in US dollars, which differs from the Company’s Canadian dollar functional currency, and therefore the warrants are classified as a non-cash derivative liability, rather than equity, on the Company’s statement of financial position.

At the date of issuance of the units, the gross proceeds of each offering were allocated between the common shares and the common share purchase warrants issued using the relative fair value basis approach, and the amount related to the warrants was recorded as a non-current derivative liability. At each period end until the common share purchase warrants are exercised or expire, the warrants are revalued, with the revaluation gains or losses recorded in other income and expense.

During the three months ended March 31, 2022, the Company recorded a fair value loss of $484,000 on the revaluation of the Denison share purchase warrants (March 31, 2021 - $1,564,000). The fair value loss in the quarter was predominantly driven by the increase in Company’s share price from the prior period end, slightly offset by a decrease in share price volatility.

Gain on receipt of proceeds from UI

In November 2015, the Company sold all of its mining assets and operations located in Mongolia to UI for cash consideration of USD$1,250,000 and the rights to receive additional contingent consideration of up to USD$12,000,000.

In September 2016, the Mineral Resources Authority of Mongolia formally issued mining license certificates for the Mongolian projects, triggering Denison’s right to receive contingent consideration of USD$10,000,000 (collectively, the ‘Mining License Receivable’). The original due date for payment of the Mining License Receivable by UI was November 16, 2016. The Company’s receivable, and the interest thereon, is fully provided for.

In December 12, 2017, the Company filed a Request for Arbitration between the Company and UI under the Arbitration Rules of the London Court of International Arbitration. Hearings in front of the arbitration panel were held in December 2019. The final award was rendered by an arbitration panel on July 27, 2020, with the panel finding in favour of Denison and ordering UI to pay the Company USD$10,000,000 plus interest at a rate of 5% per annum from November 16, 2016, plus certain legal and arbitration costs.

In January 2022, the Company executed a Repayment Agreement pursuant to which the parties negotiated the repayment of the debt owing from UI to Denison. Under the terms of the Repayment Agreement, UI has agreed to make scheduled payments on account of the arbitration award, plus additional interest and fees, through a series of quarterly installments and annual milestone payments, until December 31, 2025. The total amount due to Denison under the Repayment Agreement, including amounts received to date in 2022, is approximately US$16,000,000, inclusive of additional interest to be earned over the term of the agreement at a rate of 6.5% per annum.. The Repayment Agreement includes customary covenants and conditions in favour of Denison, including certain restrictions on UI’s ability to take on additional debt, in consideration for Denison’s deferral of enforcement of the arbitration award while UI is in compliance with its obligations under the Repayment Agreement.

MANAGEMENT’S DISCUSSION & ANALYSIS

During the three months ended March 31, 2022, the Company received US$2,100,000 from UI, of which a portion relates to reimbursement of legal and other expenses incurred by Denison, resulting in a gain on the recognition of proceeds of $2,586,000 in the period (March 31, 2021 - $nil).

Foreign exchange losses

During the three months ended March 31, 2022, the Company recognized a foreign exchange loss of $200,000 (March 31, 2021 – foreign exchange income of $441,000). The foreign exchange loss in the three months ended March 31, 2022 is predominantly due the impact of the decrease in the US dollar to Canadian dollar exchange rate during the year on US dollar cash balances.

EQUITY SHARE OF INCOME FROM JOINT VENTURES

On August 3, 2021, Denison completed the acquisition of 50% of JCU from UEX Corporation (‘UEX’) for cash consideration of $20,500,000 plus transaction costs of $1,356,000 (the ‘JCU Acquisition’).

JCU is a private company that holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in Denison’s 90% owned Wheeler River project, a 30.099% interest in the Millennium project (Cameco, 69.901%), a 33.8123% interest in the Kiggavik project (Orano Canada, 66.1877%), and a 34.4508% interest in the Christie Lake Project (UEX, 65.5492%). At March 31, 2022, Denison holds a 50% interest in JCU and shares joint control. Accordingly, this joint venture is accounted for using the equity method.

During the three months ended March 31, 2022, the Company recorded its equity share of loss from JCU of $492,000 (March 31, 2021 - $nil). The Company records its share of income or loss from JCU one month in arrears, based on the most available financial information, adjusted for any subsequent material transactions that have occurred.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $65,290,000 at March 31, 2022 (December 31, 2021 – $63,998,000).

The increase in cash and cash equivalents, during the first quarter of 2022, of $1,292,000 was due to net cash provided by financing activities of $8,941,000, partially offset by net cash used in operations of $3,468,000, and net cash used in investing activities of $3,980,000.

Net cash used in operating activities of $3,468,000 was predominantly due to net income for the period, which was more than offset by adjustments for non-cash items, including fair value adjustments.

Net cash used in investing activities of $3,980,000 consists primarily of an increase in restricted cash due to the Company’s funding the Elliot Lake reclamation trust fund, as well as an increase in property plant & equipment, mainly due to acquisition of an office building in Saskatoon.

Net cash provided by financing activities of $8,941,000 was mainly due to the net proceeds from the Company’s At-The-Market (‘ATM’) equity program, as well as stock option exercises. See below for further details regarding the ATM program.

On June 2, 2020, the Company filed a short form base shelf prospectus (‘2020 Base Shelf Prospectus’) with the securities regulatory authorities in each of the provinces and territories in Canada and in the United States. Under the 2020 Shelf Prospectus, the Company was allowed to issue securities, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and as set forth in the 2020 Shelf Prospectus, for an aggregate offering amount of up to $175,000,000 during the 25 month period beginning on June 2, 2020.

In November 2020, Denison entered into an equity distribution agreement providing for an ATM equity offering program, qualified by a prospectus supplement to the 2020 Shelf Prospectus. The ATM was to allow Denison, through its agents, to, from time to time, offer and sell, in Canada and the United States, such number of common shares as would have an aggregate offering price of up to USD$20,000,000.

In January and February 2021, Denison issued 4,230,186 common shares under the ATM program, at an average price of $0.93 per share, for aggregate gross proceeds of $3,914,000, and incurred issue expenses of $466,000, including purchase commissions of $78,000. The ATM program was terminated in connection with the March 2021 unit offering (described below).

MANAGEMENT’S DISCUSSION & ANALYSIS

In February 2021, Denison issued 31,593,950 units, pursuant to a public offering of units qualified by a prospectus supplement to the 2020 Base Shelf Prospectus. The units were issued at a price of US$0.91 for gross proceeds of $36,265,000 (US$28,750,000) and consisted of one common share and one half warrant. Each full warrant entitles the holder to acquire one common share of the Company at an exercise price of US$2.00 over a 24 month period.

In March 2021, Denison issued 78,430,000 units of the Company pursuant to a public offering of units qualified by a prospectus supplement to the 2020 Base Shelf Prospectus. The units were issued at a price of US$1.10 for gross proceeds of $107,949,000 (US$86,273,000) and consisted of one common share and one half warrant. Each full warrant entitles the holder to acquire one common share of the Company at an exercise price of US$2.25 over a 24 month period.

In March 2021, Denison issued 5,926,000 common shares on a flow-through basis at a price of $1.35 for gross proceeds of $8,000,000.

In September 2021, the Company filed a short form base shelf prospectus (‘2021 Base Shelf Prospectus’) with the securities regulatory authorities in each of the provinces and territories in Canada and in the United States. The 2021 Base Shelf Prospectus relates to the public offering for sale of securities, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and as set forth in the 2021 Shelf Prospectus and pursuant to a prospectus supplement, for an aggregate offering amount of up to $250,000,000 during the 25 month period beginning on September 16, 2021.

Also in September 2021, Denison entered into an equity distribution agreement providing for an ATM equity offering program (‘2021 ATM Program’), qualified by a prospectus supplement to the 2021 Base Shelf Prospectus. The 2021 ATM Program will allow Denison, through its agents, to, from time to time, offer and sell, in Canada and the United States, such number of common shares as would have an aggregate offering price of up to US$50,000,000.

During the three months ended March 31, 2022, the Company issued 4,149,600 shares under the 2021 ATM program. The common shares were issued at an average price of $2.03 per share for aggregate gross proceeds of $8,412,000. The Company also recognized issue costs of $171,000 related to its ATM share issuances which includes $168,000 of commissions and $3,000 in other costs. Since launching the 2021 ATM, the Company has issued 7,989,900 shares under the ATM for aggregate gross proceeds of $16,387,000.

Also during the first quarter of 2022, the Company received share issue proceeds of $688,000 related to the issuance of 978,000 shares upon the exercise of employee stock options.

Use of Proceeds

October 2020 Equity Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus dated October 8, 2020 (‘October 2020 Prospectus Supplement’), the net proceeds of the equity financing from October 2020 were expected to be utilized to fund Wheeler River evaluation and EA activities as well as general, corporate and administrative expenses. The Company’s use of proceeds from this offering was in line with that disclosed in the October 2020 Prospectus Supplement.

February 2021 Unit Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus dated February 16, 2021 (‘February 2021 Prospectus Supplement’), the net proceeds of the equity financing from February 2021 were expected to be utilized to fund Wheeler River evaluation and detailed project engineering activities as well as general, corporate and administrative expenses. During 2021, a portion of the proceeds of this financing was utilized to fund Denison’s acquisition of 50% of JCU. During the period from February 2021 to March 31, 2022, the Company’s use of the remainder of the net proceeds was in line with the uses disclosed in the February 2021 Prospectus Supplement.

March 2021 Unit Financing

As disclosed in the Company’s prospectus supplement to the 2020 Base Shelf Prospectus dated March 17, 2021 (‘March 2021 Prospectus Supplement’), the majority of the net proceeds of the equity financing from March 2021 were expected to be utilized to purchase physical uranium in the uranium spot market, with a target of acquiring approximately 2,500,000 pounds of U3O8, as well as general, corporate and administrative expenses, including storage costs for the purchased uranium. During 2021, the Company acquired 2,500,000 pounds of U3O8 with a total cost of $91,674,000. The remainder of the net proceeds of this financing will be utilized for general, corporate, and administrative expenses, in line with the use of proceeds disclosed in the March 2021 Prospectus Supplement.

MANAGEMENT’S DISCUSSION & ANALYSIS

2021 Flow Through Financing

As at March 31, 2022, the Company has spent $4,534,000 towards its obligation to spend $8,000,000 on eligible Canadian exploration expenditures as a result of the issuance of common shares on a flow-through basis in March 2021.

2021 ATM Program Financing

As disclosed in the Company’s prospectus supplement to the 2021 Base Shelf Prospectus dated September 28, 2021 (‘September 2021 Prospectus Supplement’), the net proceeds raised under the 2021 ATM Program were expected to be utilized to potentially fund Wheeler River evaluation and detailed project engineering, long lead project construction items, as well as general, corporate and administrative expenses, subject to the actual amount raised. During the period from the closing of the financing in September 2021 to March 31, 2022, the Company’s use of proceeds from this offering was in line with that disclosed in the September 2021 Prospectus Supplement.

Revolving Term Credit Facility

On January 21, 2022, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2022 (‘2022 Credit Facility’). At that time, under the 2022 Credit Facility, the Company continued to have access to letters of credit of up to $24,000,000, which was fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the credit facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remained unchanged by the amendment – including the requirement to provide $9,000,000 in cash collateral on deposit with BNS to maintain the 2022 Credit Facility.

In January 2022, the Canadian Nuclear Safety Commission approved an amendment to the operating license for the MLJV and MWJV operations, which allows for the expansion of the McClean Lake TMF, along with the associated revised PDP and cost estimate. As a result of this updated plan, the Company’s pro rata share of the financial assurances required to be provided to the Province of Saskatchewan has decreased from $24,135,000 to $22,972,000.

As a result of this decrease in the financial assurances required for the MLJV reclamation obligation, subsequent to quarter end, the Company entered into a further amendment with respect to the 2022 Credit Facility. This amendment reduces the maximum letters of credit available under the 2022 Credit Facility to $22,972,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. Concurrently, the cash collateral on deposit with BNS to maintain the 2022 Credit Facility has been reduced from $9,135,000 to $7,972,000, which resulted in the release of $1,163,000 in previously restricted cash back to the Company. All other terms of the credit facility (tangible net worth covenant, investments amount and security for the facility) remain unchanged by this further amendment.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

Until July 19, 2021, Denison served as the manager of Uranium Participation Corporation (‘UPC’), a publicly traded company listed on the TSX that invested in U3O8 and uranium hexafluoride (‘UF6’). The Company had no ownership interest in UPC but received fees for management services it provided and commissions from the purchase and sale of U3O8 and UF6 by UPC.

In April 2021, UPC announced that it had entered into an agreement with Sprott to convert UPC into the Sprott Physical Uranium Trust. This transaction closed on July 19, 2021, and the MSA between Denison and UPC was terminated.

The MSA between the Company and UPC entitled Denison to receive the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

As a result of the termination of the MSA in 2021 Denison received a termination payment from UPC of $5,848,000.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following amounts were earned from UPC for the periods ended:

	Three Months Ended
	March 31,	March 31,
(in thousands)	2022	2021

Management Fee Revenue
Base and variable fees	$-	$475
Discretionary fees	-	140
	$-	$615

KHNP Canada Energy Ltd. (“KHNP Canada”)

Denison and KHNP Canada (which is an indirect subsidiary of Korea Electric Power Corporation through KHNP) are parties to the KHNP SRA, which provides for a long-term collaborative business relationship between the parties and includes a right of KHNP Canada to nominate one representative to Denison’s Board of Directors provided that its shareholding percentage is at least 5%.

KHNP Canada is also the majority member of Korea Waterbury Uranium Limited Partnership (‘KWULP’). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (‘WLUC’) and Waterbury Lake Uranium Limited Partnership (‘WLULP’), entities whose key asset is the Waterbury Lake property.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended
	March 31,	March 31,
(in thousands)	2022	2021

Salaries and short-term employee benefits	$(1,623)	$(1,043)
Share-based compensation	(823)	(320)
	$(2,446)	$(1,363)

The increase in salaries and short-term employee benefits awarded to key management is predominantly driven by an increase in bonus expense as well as an increase in headcount. The Company recognizes the accounting value of stock-based compensation over the vesting period. During the first quarter of 2021, the Company’s increased share price and share price volatility resulted in an increased accounting valuation for the awards granted late in the quarter ended March 31, 2021. The increase in share-based compensation in the three months ended March 31, 2022 is due to the fact that the current quarter includes the recognition of a full quarter’s vesting expense for these awards, while the prior period only includes a small portion of the vesting expense.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

Bank of Nova Scotia Credit Facility Amendment

On April 21, 2022, the Company entered into a further amendment of the 2022 Credit Facility. The amendment was related to the reduction in the financial assurances required for the McClean Lake and Midwest Operations as a result of the recently approved PDP for these projects. Under the amended terms, the maximum letters of credit available was reduced to $22,972,000.

MANAGEMENT’S DISCUSSION & ANALYSIS

Concurrently, the cash collateral on deposit with BNS, required to maintain the 2022 Credit Facility, has been reduced from $9,135,000 to $7,972,000, resulting in the release of $1,163,000 in previously restricted cash back to the Company. All other terms of the credit facility (tangible net worth covenant, investments amount and security for the facility) remain unchanged by this further amendment.

OUTSTANDING SHARE DATA

Common Shares

At May 4, 2022, there were 817,789,143 common shares issued and outstanding and a total of 890,893,103 common shares on a fully-diluted basis.

Stock Options and Share Units

At May 4, 2022, there were 9,730,395 stock options, and 8,367,090 share units outstanding.

Share Purchase Warrants

At May 4, 2022, there were 55,006,475 share purchase warrants outstanding, including 15,791,475 share purchase warrants with a US$2.00 strike price and a February 2023 expiry, and 39,215,000 share purchase warrants with a US$2.25 strike price and a March 2023 expiry.

OUTLOOK FOR 2022

Refer to the Company’s annual MD&A for the year ended December 31, 2021 for a detailed discussion of the previously disclosed 2022 budget.

During the first quarter of 2022, the Company increased its outlook for income from mineral sales by $731,000 to reflect the expected net proceeds to be received from the Company’s sale of its share of production recovered from the 2021 SABRE test mining program.

In addition, during the first quarter of 2022 the Company increased its outlook for evaluation expenses by $3,188,000. The increase reflects the refinement of plans for the Company’s 2022 Field Program and plans to purchase certain capital items required for the FFT, which are expected to have future use to Denison. In addition, estimates for required field supplies and services cost estimates have been updated based on quotations received, which reflect current market rates. The outlook for JCU cash contributions has also been increased accordingly, to reflect the impact of the increase in Wheeler River evaluation costs on the Company’s 5% ownership interest in Wheeler River held through JCU.

MANAGEMENT’S DISCUSSION & ANALYSIS

(in thousands)	2022 BUDGET	CURRENT 2022 OUTLOOK	Actual to March 31, 2022(2)
Mining Segment
Mineral Sales	2,044	2,775	-
Development & Operations	(1,704)	(1,704)	(383)
Exploration	(7,213)	(7,213)	(2,544)
Evaluation	(20,356)	(23,544)	(4,491)
JCU Cash Contributions	(713)	(859)	-
	(27,942)	(30,545)	(7,418)
Closed Mines Segment
Closed Mines Environmental Services	1,185	1,185	44
	1,185	1,185	44
Corporate and Other Segment
Corporate Administration & Other	(9,477)	(9,477)	(3,379)
	(9,477)	(9,477)	(3,379)
Total(1)	$ (36,234)	$ (38,837)	$ (10,753)
Notes:
1.
Only material operations shown.
2.
The budget is prepared on a cash basis. As a result, actual amounts represent a non-GAAP measure. Compared to segment loss as presented in the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2022, actual amounts reported above includes capital additions of $3,023,000, 2,576,000 in repayments from UI, and excludes $928,000 net impact of non-cash items and other adjustments.

ADDITIONAL INFORMATION

QUALIFIED PERSON

David Bronkhorst, P.Eng., Denison’s Vice President Operations, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s evaluation programs.

Andy Yackulic, P.Geo., Denison’s Director Exploration, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s exploration programs.

For more information regarding each of Denison’s material projects discussed herein, you are encouraged to refer to the applicable technical reports available on the Company’s website and under the Company’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml):

●
For the Wheeler River project, the ‘Prefeasibility Study Report for the Wheeler River Uranium Project Saskatchewan, Canada’ dated October 30, 2018;

●
For the Waterbury Lake project, ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada’ with an effective date of October 30, 2020;

●
For the Midwest project, ‘Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada’ dated March 26, 2018; and

●
For the McClean Lake project, (A) the ‘Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada’ dated November 21, 2005, as revised February 16, 2006, (B) the ‘Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada’ dated March 31, 2006, and (C) the ‘Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan’ dated January 31, 2007.

MANAGEMENT’S DISCUSSION & ANALYSIS

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades (‘eU3O8’), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council (‘SRC’) Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures please see Denison's Annual Information Form dated March 25, 2022 available on the Company’s website and filed under the Company's profile on SEDAR (www.sedar.com) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: Denison’s plans and objectives for 2022 and beyond, including the estimates of Denison's mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including Denison’s planned engineering, environmental assessment and other evaluation programs, the results of, and estimates and assumptions within, the PFS, and statements regarding anticipated budgets, fees, expenditures and timelines; expectations regarding Denison’s community engagement activities and related agreements; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores, including projected annual production volumes; expectations regarding revenues and expenditures from its Closed Mines operations; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the PFS, trade-off study, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by regulatory or public health restrictions or requirements.

Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 25, 2022 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This MD&A uses the terms ‘mineral resource’, ‘measured mineral resource’, ‘indicated mineral resource’ and ‘inferred mineral resource’, which are Canadian mining terms as defined in and required to be disclosed in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (‘NI 43-101’), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the ‘CIM’) – CIM Definition Standards on Mineral Resources and Mineral Reserves (‘CIM Standards’), adopted by the CIM Council, as amended. Previously, the CIM Standards differed significantly from standards in the United States.

MANAGEMENT’S DISCUSSION & ANALYSIS

The U.S. Securities and Exchange Commission (the ‘SEC’) adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934, as amended (the ‘U.S. Exchange Act’). These amendments became effective February 25, 2019 (the ‘SEC Modernization Rules’) with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in Industry Guide 7 under the United States Security Act of 1933, as amended. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of ‘measured mineral resources’, ‘indicated mineral resources’ and ‘inferred mineral resources’. In addition, the SEC has amended its definitions of ‘proven mineral reserves’ and ‘probable mineral reserves’ to be ‘substantially similar’ to the corresponding definitions under the CIM Standards, as required by NI 43-101.

United States investors are cautioned that while the above terms are ‘substantially similar’ to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as ‘proven mineral reserves’, ‘probable mineral reserves’, ‘measured mineral resources’, ‘indicated mineral resources’ and ‘inferred mineral resources’ under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes ‘indicated mineral resources’ and ‘inferred mineral resources’, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any ‘indicated mineral resources’ or ‘inferred mineral resources’ that the Company reports are or will be economically or legally mineable. Further, ‘inferred mineral resources’ have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the ‘inferred mineral resources’ exist. In accordance with Canadian securities laws, estimates of ‘inferred mineral resources’ cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.